Exhibit 99.1

Rogers Communications Inc. Announces Consent Payment Extension and Tender Offer and Consent Solicitation for U.S. $350,000,000 6.25% Senior Notes due 2013

TORONTO, May 29, 2013 – Rogers Communications Inc. (“RCI”) today announced that its wholly-owned subsidiary, Rogers Communications Finance Inc. (“RCFI”), is extending the period during which holders who tender their 6.25% Senior Notes due 2013 of RCI (CUSIP No. 77509NAH6) (the “Notes”) will receive the consent payment of US$2.50 per US$1,000 principal amount of Notes (in addition to the principal amount and accrued and unpaid interest) under RCFI’s previously announced tender offer and consent solicitation for the Notes. The consent payment deadline has been extended to 8:00 a.m., New York City time, on June 13, 2013. The expiration time of the tender offer remains unchanged and is also 8:00 a.m., New York City time, on June 13, 2013. The settlement date for the tender offer and consent solicitation is expected to occur on or about June 13, 2013. Under the terms of the tender offer, holders who have previously tendered their Notes can no longer validly withdraw those Notes from the tender offer.

RCFI reserves the right to further amend, terminate or withdraw the tender offer and consent solicitation, subject to applicable laws.  Notes not tendered and purchased pursuant to the tender offer will remain outstanding, mature and be paid on June 17, 2013.

The tender offer and consent solicitation is being made solely by means of the related Offer to Purchase and Consent Solicitation Statement and the Letter of Transmittal and Consent.  Under no circumstances shall this press release constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities of RCI or its affiliates.  It also is not a solicitation of consents to the proposed amendment to the indenture.  No recommendation is made as to whether holders of the Notes should tender their Notes or give their consent.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating but not limited to the terms and timing of the tender offer and consent solicitation.  There can be no assurance that the tender offer and consent solicitation will be completed.  Undue reliance should not be placed on forward-looking information as actual results may differ materially. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Rogers Communications Inc.

Rogers Communications is a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

For further information please contact:

Glenn Brandt (416) 935-3571, glenn.brandt@rci.rogers.com